FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . . . .0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

Name and Address of Reporting Person* MDS INC.	2. Issuer Name and Ticker or Trading Symbol HEMOSOL INC. ('HMSL")				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner
(Last) (First) (Middle) 100 International Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		Statement for Month/Day/Year November 22, 2002		Officer (give title below) Other (specify title below)
(Street) Toronto, ON M9W 6J6 Canada			5. If Amendment, Date of Original (Month/Day/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Over SEC 1474 (9-02)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver- sion or Exercise Price of Deriv- ative Security	3.Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Common Share Warrants	$.063283 (US)	11/22/2002	n/a	J (1)		6,000,000		(2)	(2)	Common Shares	6,000,000	(1)	6,000,000	(D)

Explanation of Responses:

(1) warrants issued to Reporting Person as consideration for Reporting Person guaranteeing Issuer's (Cdn.) $20 million loan from the Bank of Nova Scotia (the "Loan").

(2) as to 5,000,000 common shares issuable upon exercise, exercisable from November 22, 2002 until the day prior to the later of: (a) November 22, 2005; and (b) if the repayment date of the Loan occurs after February 22, 2004, the earlier of (i) the first anniversary of the repayment date of the Loan, and (ii) November 22, 2007. As to 1,000,000 common shares issuable upon exercise, if the Loan is not repaid prior to February 22, 2004, then as to 333,333 shares of such 1,000,000 shares, exercisable from 2/22/04 until 2/22/07; as to 333,333 shares of such 1,000,000 shares, exercisable from 3/22/04 until 3/22/07; and as to 333,334 shares of such 1,000,000 shares, exercisable from 4/22/04 until 4/22/07. Warrant to terminate with respect to that number of the foregoing common shares where the corresponding exercise commencement date is after repayment of the Loan.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/ Peter E. Brent ** Signature of Reporting Person Peter E. Brent as Corporate Secretary, on behalf of MDS Inc.	December 18, 2002 Date